EXHIBIT 4.12

DATED	6th October, 2006

(1) ELECTRONIC DATA SYSTEMS LIMITED

and

(2) CODESTREAM SOFTWARE LIMITED

SOFTWARE LICENCE AGREEMENT

TABLE OF CONTENTS

SECTION A: TERM, DEFINITIONS AND INTERPRETATION			1
1.	TERM.		1
2.	Definitions and interpretation.		1
	2.1	Definitions	1
	2.2	Interpretation	2
SECTION B: Provision of Licensed Software AND SERVICES			3
3.	Delivery of the Licensed Software.		3
4.	Grant and Conditions of Licence.		3
5.	Licensed Software Support and Maintenance Services.		3
6.	Transfer of Licensed Software.		4
7.	Proprietary Markings.		4
8.	Duplication of Documentation.		5
9.	Protection of Licensed Software.		5
SECTION C: Warranties, Indemnities, and Liabilities			5
10.	Warranty.		5
11.	INTELLECTUAL PROPERTY Rights Indemnification.		6
12.	Limitation of Liability.		6
13.	Survival of TERMS.		7
SECTION D: CHARGES AND Payment			7
14.	Charges, Prices, and Fees.		7
15.	PAYMENT.		7
SECTION E: Termination			8
16.	Termination for Cause.		8
17.	Termination for Insolvency.		8
18.	Termination of Software Licence.		8
19.	Rights Upon Termination.		8
20.	Survival of Terms.		8
SECTION F: Miscellaneous			9
21.	Binding Nature, Assignment, and Subcontracting.		9
22.	Confidentiality.		9
23.	PUBLICITY.		9
24.	Notices.		10
25.	Force Majeure.		10
26.	Severability.		10
27.	Waiver.		10
28.	RELATIONSHIP		10
29.	Governing Law.		10
30.	COMPLIANCE WITH LAWS.		11
31	Escrow		11
32.	Entire Agreement.		12

LIST OF SCHEDULES
SCHEDULE 1
Charges, Prices and Fees
SCHEDULE 2
Service Levels

THIS SOFTWARE LICENCE AGREEMENT (the “Agreement”), is made on TBC 2006 (the “Effective Date”)

BETWEEN:

(1)	ELECTRONIC DATA SYSTEMS LIMITED, whose registered office is at 4 Roundwood Avenue, Stockley Park, Uxbridge, Middlesex UB11 1BQ (“EDS”); and

(2)	Codestream Software Limited, whose registered office is at 5th Floor, Exchange House, 446 Midsummer Boulevard, Milton Keynes MK9 2EA, the (“Supplier”).

RECITALS:

(A)	EDS desires to have the right to Licence certain computer software programs and certain support and maintenance services from Supplier; and

(B)	Supplier is willing to provide computer software programs and services to EDS in accordance with the terms and conditions set forth in this Agreement.

THE PARTIES AGREE as follows:

SECTION A: TERM, DEFINITIONS AND INTERPRETATION

1.	TERM.

The parties agree that the terms and conditions of this Agreement apply to the provision of computer software programs and services to EDS by Supplier and Supplier agrees that software and services which Supplier generally makes available to other customers shall be made available to EDS under the terms and conditions of this Agreement. Unless terminated earlier in accordance with the provisions of this Agreement, the initial term of this Agreement shall be six (6) years commencing on the Effective Date. This Agreement shall automatically renew for successive one (1) year renewal terms thereafter unless either party provides the other party with written notice of its intent not to renew not less than ninety (90) days prior to the expiration of the initial or any renewal term.

2.	DEFINITIONS AND INTERPRETATION.

2.1	Definitions

The following definitions apply to this Agreement:

“Affiliate” means any corporation or other entity which controls, is controlled by or is under common control with EDS, and any joint venture or partnership in which EDS is a partner or joint venture, or any equity in which EDS has an interest and to which it supplies or receives information processing services. A corporation or other entity shall be deemed to control another corporation or other entity if it owns directly or indirectly, more than twenty-five per cent (25%) of the voting shares or other interests, or has the power to elect more than half the directors, of such other corporation.

“Applicable Specifications” means the functional, performance, operational, compatibility, and other specifications or characteristics of the Licensed Software described in applicable Documentation and such other specifications or characteristics of the Licensed Software agreed upon in writing by the partieswhich includes the “On-Time Solution, Operational Data Store High Level Technical Architecture Design” document, version 1.3 dated 14 August 2006.

-1

“Documentation” means user guides, operating manuals, education materials, product descriptions and specifications, technical manuals, supporting materials, and other information relating to the Licensed Software or used in conjunction with the Services, whether distributed in print, magnetic, electronic, or video format, in effect as of the date the Licensed Software is shipped, or as amended from time to time .

“Intellectual Property Rights” means patents, trade marks, service marks, rights in semi-conductor chip topographies, design rights (whether registrable or otherwise), applications for any of the foregoing, copyright, know-how, trade or business names, goodwill associated with the foregoing and other similar rights or obligations whether registrable or not in any country (including but not limited to the United Kingdom).

“Licensed Software” means computer programs identified in Schedule 1, attached hereto, that are provided or to be provided by Supplier pursuant to this Agreement. The definition of Licensed Software also includes any enhancements, translations, modifications, updates, releases, or other changes to Licensed Software which are provided or to be provided as part of Supplier’s performance of warranty Service obligations or pre-paid support and maintenance Services pursuant to this Agreement.

“Purchase Order” means the written order submitted by EDS to Supplier which identifies the Licensed Software and Services EDS desires to obtain from Supplier.

“Service Levels” means the level of Licensed Software Services set forth in Schedule 2.

“Services” means the support, maintenance and warranty services, provided or to be provided by Supplier pursuant to this Agreement.

“Use” means use, load, transmit, store, display, execute, operate, modify, enhance, copy (for all such purposes hereby permitted) and merge with other software and otherwise translate the software to achieve interoperability (with the right to sub-license all such rights of use to a sub-contractor or agent).

2.2	Interpretation

As used in this Agreement:

2.2.1	The masculine includes the feminine and the neuter;

2.2.2	the singular includes the plural and vice versa;

2.2.3
A reference to any statute, enactment, order, regulation or other similar instrument shall be construed as a reference to the statute, enactment, order, regulation or instrument as amended by any subsequent statute, enactment, order, regulation or instrument or as contained in any subsequent re-enactment or consolidation thereof.

2.2.4	Headings are included in this Agreement for ease of reference only and shall not affect the interpretation or construction of this Agreement;

2.2.5	References to Clauses, Schedules and Appendices are, unless otherwise provided, references to clauses, schedules and appendices to this Agreement.

-2

SECTION B: PROVISION OF LICENSED SOFTWARE AND SERVICES

3.	DELIVERY OF THE LICENSED SOFTWARE.

Upon issuance of one (1) or more Purchase Order(s), Supplier shall deliver the Licensed Software to EDS on the delivery date set forth in the applicable Purchase Order or as otherwise agreed upon by the parties. Costs for transportation of Licensed Software shall be paid by Supplier. All risk of loss of, or damage to, the Licensed Software shall be borne by Supplier until receipt of delivery of such Licensed Software by EDS. EDS may cancel without charge all or any portion of the Licensed Software or Services at any time prior to delivery.

4.	GRANT AND CONDITIONS OF LICENCE.

4.1
For each item of Licensed Software received by EDS, Supplier grants EDS a non-exclusive, irrevocable, perpetual object code licence to Use the Licensed Software (“Licence”), on behalf of EDS and a named customer of EDS in accordance with the terms and conditions of this Agreement save that the Licence may be revocable by Supplier in accordance with the provisions of Section E of this Agreement.

4.2
EDS shall be entitled to copy the Licensed Software as necessary for archival, maintenance, disaster recovery testing, or back-up purposes. If EDS desires to run parallel operations in the process of conducting a disaster recovery test or transferring operations from one system to another system, EDS may operate the Licensed Software on two systems for the period of time reasonably necessary to complete the disaster recovery test or transfer.

4.3
EDS shall be entitled to engage a third party to Use the Licensed Software only with the consent of the Supplier, such consent not to be unreasonably withheld, subject to and in accordance with this Agreement on behalf of EDS provided that such third party are bound by obligations of confidentiality.

5.	LICENSED SOFTWARE SUPPORT AND MAINTENANCE SERVICES.

5.1
The support and maintenance Services set forth in this clause 5 for the Licensed Software shall be provided by Supplier to EDS during the Warranty Period (as later defined) at no charge to EDS. Thereafter, such Services shall be provided by Supplier, upon receipt of a purchase order from EDS at the applicable Charges set forth in Schedule 1. EDS may discontinue such Services at any time by providing ninety (90) days advance written notice to Supplier. EDS shall promptly receive a prorated refund of pre-paid Charges for support and maintenance Services.

5.2
Supplier shall promptly notify EDS of any defects, errors or malfunctions (“Defects”) in the Licensed Software or Documentation and shall promptly provide to EDS modified versions of Licensed Software or Documentation which incorporate corrections of any Defects (“Corrections”). Supplier shall also provide to EDS all operational and support assistance necessary to cause Licensed Software to perform in accordance with its Applicable Specifications and remedial support designed to provide a by-pass or temporary fix to a Defect until the Defect can be permanently corrected.

5.3
Supplier shall meet the Service Levels for the performance of support and maintenance Services. Where no service levels are set forth or attached to this Agreement as Schedule 2, Supplier shall use its best efforts to respond to requests from EDS for Licensed Software support in a manner and time frame which are reasonably responsive considering the nature and severity of the Defect which gave rise to such request.

-3

5.4
Supplier shall provide to EDS all upgrades, modifications, improvements, enhancements, extensions, updates, and other changes to Licensed Software developed by Supplier (“Improvements”) which are generally made available to other customers of the Supplier that receive the Supplier’s Gold support and maintenance Service. .The Licensed Software has a two digit numeric designation, for example, 1.2. An issue of the Licensed Software that changes the digit to the right of the decimal point in the numeric designation shall be known as a new release (“Release”). The Supplier shall provide support and maintenance Services for a minimum of two years for each Release from the date on which such Release is made generally available.

5.5	Supplier shall promptly provide to EDS any revisions to the existing Documentation to reflect all Corrections or Improvements.

5.6
Supplier shall provide telephone hot-line support between 9:00 a.m. and 5:30 p.m. at the applicable maintenance location. In addition, Supplier shall provide to EDS, at the request of EDS and at Supplier’s then current established charges, additional telephone hot-line support for up to twenty-four (24) hours per day, seven (7) days per week. The parties agree that the Supplier shall have thirty (30) days to implement a 24 x 7 support and maintenance Service from the date on which the parties execute an agreement for a 24 x 7 support and maintenance Service.

5.7
If Supplier no longer provides, or does not appoint a third party to provide, support and maintenance Services for the Licensed Software, then Supplier or its authorised agent will promptly provide to EDS one (1) copy of the most current version of the source code for the Licensed Software. In order to ensure compliance with the foregoing, Supplier will promptly and continuously update and supplement the source code as necessary with all revisions, corrections, enhancements, and other changes that Supplier has developed for the Licensed Software. The governing Licence also includes the right to use the source code version of the Licensed Software if received under this clause 5.7 as necessary to modify, maintain, and update the Licensed Software in accordance with the terms and conditions of this Agreement.

6.	TRANSFER OF LICENSED SOFTWARE.

6.1
During the performance or upon termination of a contract with an EDS customer or upon any transfer of equipment incorporating Licensed Software to a third party (such customers and third parties referred to as “Transferee”), (i) EDS may sub-licence the applicable Licensed Software to such Transferee pursuant to terms and conditions similar to those contained in this Section B (excluding the right to sub-licence), (ii) the applicable Licence (excluding the right to sub-licence) may be assigned or novated to such Transferee, or (iii) upon request by EDS, the Licensed Software will be Licensed directly by Supplier to such Transferee in accordance with the terms and conditions of Supplier’s standard software Licence agreement or as agreed upon by Supplier and Transferee. Any assignment, novation or sublicensing of Licensed Software in accordance with this clause 6 shall be at no additional charge to EDS or Transferee, and EDS shall have no further liability or responsibility with respect to Licensed Software under (ii) or (iii) above. If the Transferee were not an EDS customer, then such transfer will require the written approval of the Supplier. Such written approval shall not be unreasonably withheld.

6.2
If the Licensed Software were subject to a transfer under 6.1, the Supplier agrees that EDS would be a permitted user of the Licensed Software, subject to such Use being in accordance with EDS’s services to the Transferee.

6.3
If the Licensed Software were subject to a transfer under 6.1, the Supplier agrees that support and maintenance Services that are available to EDS under this Agreement shall be made available to the Transferee under terms and conditions similar to those contained in this Agreement.

7.	PROPRIETARY MARKINGS.

EDS shall not remove or destroy any proprietary markings or proprietary legends placed upon or contained within the Licensed Software or Documentation.

-4

8.	DUPLICATION OF DOCUMENTATION.

EDS may duplicate Licensed Software Documentation, at no additional charge, for EDS’ use or for use by a customer of EDS in connection with the provision of Licensed Software so long as all required proprietary markings are retained on all duplicated copies.

9.	PROTECTION OF LICENSED SOFTWARE.

9.1
During the term of a Licence, EDS will treat the Licensed Software and Documentation with the same degree of care and confidentiality which EDS provides for similar information belonging to EDS which EDS does not wish disclosed to the public, but not less than reasonable care. This provision shall not apply to Licensed Software and Documentation, or any portion thereof, which is (i) already known by EDS without an obligation of confidentiality, (ii) publicly known or becomes publicly known through no unauthorised act of EDS, (iii) rightfully received from a third party without obligation of confidentiality, (iv) disclosed without similar restrictions by Supplier to a third party, (v) approved by Supplier for disclosure, or (vi) required to be disclosed pursuant to a requirement of a governmental agency or law so long as EDS provides Supplier with timely prior written notice of such requirement.

9.2
In relation to each Licence granted under this Agreement, it will not be a violation of this Agreement if EDS provides access to and the Use of the Licensed Software or Documentation to third parties providing services to EDS on the same EDS customer engagement for which the Licence has been granted, so long as EDS secures execution by such third parties of a confidentiality agreement as would normally be required by EDS.

SECTION C: WARRANTIES, INDEMNITIES, AND LIABILITIES

10.	WARRANTY.

10.1	Supplier represents and warrants that throughout the term of this Agreement:

10.1.1
the Supplier has full capacity and authority and all necessary consents (including but not limited to, where its procedures so require, the consent of its parent company) to enter into and to perform this Agreement and that this Agreement is executed by a duly authorised representative of the Supplier;

10.1.2
the Licensed Software shall perform in accordance with its Applicable Specifications and Documentation for a period of one (1) year from the date of receipt of the Licensed Software by EDS (the “Warranty Period”);

10.1.3
no portion of the Licensed Software contains, at the time of delivery, any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” or other computer software routines or hardware components designed to (i) permit access or use of either the Licensed Software or EDS’ computer systems by Supplier or a third party not authorised by this Agreement, (ii) disable, damage or erase the Licensed Software or data, or (iii) perform any other such actions;

10.1.4	the Licensed Software and the design thereof shall not contain preprogrammed preventative routines or similar devices which prevent EDS from exercising the rights granted to EDS under this Agreement;

10.1.5	neither the performance nor the functionality of the Licensed Software will be affected by any changes to the date format or date calculations within any part of the Licensed Software;

-5

10.1.6	each item of Licensed Software and its media shall be new and shall be free from material defects in manufacture, materials, and design;

10.1.7	Supplier has all right, title, ownership interest, and/or marketing rights necessary to provide the Licensed Software and Documentation to EDS;

10.1.8
each License, the Licensed Software and Documentation and their License and use hereunder, do not and shall not infringe upon any copyright, patent, trade secret, or other proprietary or Intellectual Property Right of any third party; and

10.1.9	the Services shall be supplied and rendered with all due skill, care and diligence by appropriately experienced, qualified and trained personnel.

11.	INTELLECTUAL PROPERTY RIGHTS INDEMNIFICATION.

11.1
Supplier shall fully indemnify EDS against any and all actions, claims, demands, losses, damages, liabilities, awards, costs, and expenses (including legal fees) arising from or incurred by reason of any infringement or alleged infringement of any Intellectual Property Rights in connection with the Licensed Software and Services.

11.2
Supplier shall forthwith notify EDS in writing if any claim or demand is made or action brought against the Supplier for infringement or alleged infringement of any Intellectual Property Rights in connection with the Licensed Software and Services.

11.3
EDS shall forthwith notify the Supplier if any claim or demand or action brought against EDS or EDS’ customer for infringement or alleged infringement of any Intellectual Property Rights in connection with the Licensed Software and Services. Supplier shall at its own expense, conduct any litigation arising therefrom and all negotiations for settlement of the same and EDS hereby grants to the Supplier exclusive control of any such litigation and the negotiation for the settlement of the same.

11.4
If a claim, demand or action for infringement or alleged infringement of any Intellectual Property Rights is made by any third parties or in the reasonable opinion of the Supplier is likely to be made, the Supplier shall at its own expense:

11.4.1	procure for EDS and Transferees of the Licensed Software, or Documentation the right to continue to use the infringing Licensed Software or Documentation as set forth in this Agreement, or
11.4.2	replace or modify the infringing Licensed Software or Documentation to make its use non-infringing while being capable of performing the same function without degradation of performance.

11.5
If a modification or replacement in accordance with clause 11.4.2 is not possible so as to avoid the infringement or the Supplier has been unable to procure a License in accordance with clause 11.4.1, the Supplier shall be liable for all costs of substitute software and services during the period of this Agreement..

12.	LIMITATION OF LIABILITY.

12.1
Subject to clause 12.2, in the event one party is liable to the other party for any matter relating to or arising in conjunction with this Agreement, then the amount of damages recoverable against the liable party for all events, acts and omissions shall not exceed in the aggregate the greater of (a) two million pounds (£2,000,000); or (b) the aggregate amount of all purchases made by EDS under this Agreement up to the date of the event, act or omission giving rise to the liability.

-6

12.2	Neither party:

12.2.1 excludes or limits liability to the other party for fraud, death or personal injury;

12.2.2 shall be liable for amounts representing

(a)	loss of profits, business, revenue, goodwill or anticipated savings; and/or
(b)	indirect or consequential loss or damage

12.3	Any limitation or exclusion set forth in this clause 12, shall not apply to the indemnification obligations set forth in clause 11.

13.	SURVIVAL OF TERMS.

The provisions of this Section C, shall survive the term or termination of this Agreement for any reason.

SECTION D: CHARGES AND PAYMENT

14.	CHARGES, PRICES, AND FEES.

Charges, prices, and fees (“Charges”) and discounts, if any, for Licensed Software and Services shall be determined as set forth in Schedule 1, in a Purchase Order, or as otherwise agreed upon by the parties in writing. Any increase in a Charge shall not occur unless a minimum of twelve (12) months has elapsed since the effective date of the previously established Charge. Any increase on list price shall not exceed the current Retail Price Index. In no event shall Charges exceed Supplier’s then current established charges, prices, and fees.

15.	PAYMENT.

15.1	Any undisputed sum due to Supplier pursuant to this Agreement shall be payable within thirty (30) days after receipt by EDS of a correct invoice from Supplier.

15.2	Supplier shall invoice EDS on or after the applicable acceptance date for the Licensed Software covered by such invoice.

15.3	Payment for any other Services shall be invoiced as agreed upon by the parties or, in the absence of an agreement, upon completion of such Services.

15.4
A “correct” invoice shall contain (i) Supplier’s name and invoice date, (ii) the specific Purchase Order number if applicable, (iii) description including serial number as applicable, price, and quantity of the Licensed Software or Services actually delivered or rendered, (iv) credits (if applicable), (v) name (where applicable), title, phone number, and complete mailing address of responsible official to whom payment is to be sent, and (vi) VAT details. A correct invoice must be submitted to the appropriate invoice address listed on the applicable Purchase Order.

15.5	Value added tax shall be paid by EDS on those sums at the rate and in the manner prescribed by law from time to time.

-7

SECTION E: TERMINATION

16.	TERMINATION FOR CAUSE.

In the event that either party materially or repeatedly defaults in the performance of any of its duties or obligations set forth in this Agreement, and such default is not substantially cured within thirty (30) days, or such other period as may be agreed between the parties, after written notice is given to the defaulting party specifying the default, then the party not in default may, by giving written notice to the defaulting party:

a)	agree such additional period to enable the defaulting party to cure such default; or

b)	terminate the applicable Licence or Purchase Order relating to such default as of a date specified in such notice of termination.

17.	TERMINATION FOR INSOLVENCY.

Either party may immediately terminate this Agreement and any Purchase Order by giving written notice to the other party if the other party, being a company, passes a resolution, or a court makes an order that the other party or its parent company be wound up otherwise than for the purposes of a bona fide reconstruction or amalgamation, or a receiver, manager or administrator on behalf of a creditor is appointed in respect of the business or any part thereof of the other party or its parent company, or circumstances arise which entitle a court or a creditor to appoint a receiver, manager or administrator or which entitle a court otherwise than for the purposes of a bona fide reconstruction or amalgamation to make a winding-up order, or the other party or its parent company is unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986 or any similar event occurs under the law of any other jurisdiction.

18.	TERMINATION OF SOFTWARE LICENCE.

EDS may terminate any Licence for any reason by providing written notice to Supplier subject to no outstanding fees being owed by EDS. If EDS elects to so terminate a Licence, EDS shall return to Supplier or, at EDS’ option, destroy, all copies of the Licensed Software and Documentation in EDS’ possession which are the subject of the terminated Licence, except as may be necessary for archival purposes. In such event, Supplier shall refund to EDS a prorated amount of any prepaid Maintenance Fees.

19.	RIGHTS UPON TERMINATION.

Unless specifically terminated as set forth in this Section E, all Licences (and EDS’ right to use the Licensed Software in accordance with such Licences) and Purchase Orders which require performance or extend beyond the term of this Agreement shall, at EDS’ option, be so performed and extended and shall continue to be subject to the terms and conditions of this Agreement.

20.	SURVIVAL OF TERMS.

Termination or expiration of this Agreement for any reason shall not release either party from any liabilities or obligations set forth in this Agreement which (i) the parties have expressly agreed shall survive any such termination or expiration, or (ii) remain to be performed or by their nature would be intended to be applicable following any such termination or expiration.

-8

SECTION F: MISCELLANEOUS

21.	BINDING NATURE, ASSIGNMENT, AND SUBCONTRACTING.

This Agreement shall be binding on the parties and their respective successors in interest and assigns. Neither party shall have the power to assign this Agreement without the prior written consent of the other party, which shall not be unreasonably withheld. If either party subcontracts or delegates any of its duties or obligations of performance in this Agreement or in a Purchase Order to any third party, that party shall remain fully responsible for complete performance of all of it’s obligations set forth in this Agreement or in such Purchase Order and for any such third party’s compliance with the non-disclosure and confidentiality provisions set forth in this Agreement.

22.	CONFIDENTIALITY.

Supplier acknowledges that in the course of performance of its obligations pursuant to this Agreement, Supplier may obtain confidential and/or proprietary information of EDS or its affiliates or customers. “Confidential Information” includes: information relating to development plans, costs, finances, marketing plans, equipment configurations, data, access or security codes or procedures utilised or acquired, business opportunities, names of customers, research, and development; proprietary software; the terms, conditions and existence of this Agreement; the pricing provisions included within or incorporated into this Agreement; any information designated as confidential in writing or identified as confidential at the time of disclosure if such disclosure is verbal or visual; and any copies of the prior categories or excerpts included in other materials created by the recipient party. Supplier hereby agrees that all Confidential Information communicated to it by EDS, its affiliates, or customers, whether before or after the Effective Date, shall be and was received in strict confidence, shall be used only for purposes of this Agreement, and shall not be disclosed by Supplier, its agents or employees without the prior written consent of EDS. This provision shall not apply to Confidential Information which is (i) already known by Supplier without an obligation of confidentiality, (ii) publicly known or becomes publicly known through no unauthorised act of Supplier, (iii) rightfully received from a third party (other than an EDS customer or an EDS affiliate) without obligation of confidentiality, (iv) disclosed without similar restrictions by EDS to a third party (other than an EDS customer or an EDS affiliate), (v) approved by EDS for disclosure, or (vi) required to be disclosed pursuant to a requirement of a governmental agency or law so long as Supplier provides EDS with timely prior notice of such requirement. Except with respect to Licensed Software, which shall be governed by clause 9 (Protection of Licensed Software), information received by EDS from Supplier shall only be considered proprietary and/or confidential after a separate non-disclosure agreement, has been executed by a duly authorised representative of each party for the specific purpose of disclosing such information. The provisions of this clause 21 shall survive the term or termination of this Agreement for any reason.

23.	PUBLICITY.
Except for any announcement intended solely for internal distribution by either EDS or Supplier, or any disclosure required by legal, accounting, or regulatory requirements beyond the reasonable control of either party, all press releases, public announcements, or public disclosures (including, but not limited to, promotional or marketing material) by either party or its employees or agents relating to this Agreement or its subject matter, or including the name, trade name, trade mark, or symbol of either party or any affiliate of each party, shall be coordinated with and approved in writing by both parties prior to the release thereof. Supplier shall not represent directly or indirectly that any Licensed Software or Service provided by Supplier to EDS has been approved or endorsed by EDS or include the name, trade name, trade mark, or symbol of EDS or any affiliate of EDS on a list of Supplier’s customers without EDS’ express written consent.

-9

24.	NOTICES.
Any notice or other communication to be given under this Agreement must be in writing and may be delivered or sent by pre-paid first class letter post or facsimile transmission to the party to be served at that party’s last known address. In the case of EDS all notices and other communication must be marked to the attention of the Global Purchasing UK Director. Any notice or document shall be deemed served if delivered, at the time of delivery; if posted, 48 hours after posting; and if sent by facsimile transmission, at the time of transmission.

25.	FORCE MAJEURE.

The term “Force Majeure” shall be defined to include fires or other casualties or accidents, acts of God, severe weather conditions, strikes or industrial disputes, war or other violence, or any law, or requirement of any governmental agency. A party whose performance is prevented, restricted, or interfered with by reason of a Force Majeure condition shall be excused from such performance to the extent of such Force Majeure condition so long as such party provides the other party with prompt written notice describing the Force Majeure condition and takes all reasonable steps to avoid or remove such causes of nonperformance and immediately continues performance whenever and to the extent such causes are removed.

26.	SEVERABILITY.

If, but only to the extent that, any provision of this Agreement is declared or found to be illegal, unenforceable, or void, then both parties shall be relieved of all obligations arising under such provision, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to make it legal and enforceable while preserving its intent. If that is not possible, another provision that is legal and enforceable and achieves the same objective shall be substituted. If the remainder of this Agreement is not affected by such declaration or finding and is capable of substantial performance, then the remainder shall be enforced to the extent permitted by law.

27.	WAIVER.

No omission or delay on the part of any party in exercising any right, power or privilege under this Agreement shall operate as a waiver by it of ay right to exercise it in future or of any other of its rights under this Agreement. No waiver of any term, provision or condition of this Agreement shall be effective except to the extent to which it is made in writing and signed by the waiving party.

28.	RELATIONSHIP

EDS and Supplier acknowledge and agree that this Agreement shall not constitute, create or give effect to a joint venture, pooling arrangement, principal/agency relationship, partnership or formal business organization of any kind and neither EDS nor the Supplier shall have the right to bind each other without the other’s express prior written consent.

29.	GOVERNING LAW.
This Agreement shall be considered as a contract made in England and according to English law and subject to the exclusive jurisdiction of the English courts, to which both parties hereby submit.

-10

30.	COMPLIANCE WITH LAWS.

30.1
In the performance of Services or the provision of Products pursuant to this Agreement, Supplier shall comply with the requirements of all applicable laws, ordinances, and regulations of England or any country, or other governmental entity.

30.2
Supplier represents and warrants that it is familiar with the terms and provisions of the U.S. Foreign Corrupt Practices Act (as amended, the "FCPA"), and further specifically agrees that it will comply with the FCPA.

30.3
Supplier agrees that no payment shall be made to it by EDS except as provided in this Agreement, and that all such payments shall be made by check or through normal banking channels not involving the payment of cash. Supplier represents and warrants that Supplier is and will remain the record owner of each account specified by it for payments under this Agreement. No assignment by Supplier of funds under this Agreement to any person other than a recognized financial institution is permitted without the prior approval of EDS.

30.4
If so requested, Supplier shall certify annually for the benefit of EDS, the continued accuracy of the representations and warranties and full performance of all covenants and agreements set forth in this Section. Supplier also agrees that its books and records with respect to its performance under or related to this Agreement shall be subject to audit by EDS or appropriate authorities annually to ensure compliance with this Section. Supplier shall inform EDS promptly (i) of any change in the ownership or control of Supplier or (ii) if it becomes aware of any facts indicating that a violation of any of the requirements of this Section may have occurred. Any out of the ordinary costs for compliance with this section 30.4 provision will be repaid to Supplier by EDS. This includes, but is not limited to audit services.

30.5
EDS shall be excused from performance of its obligations under this Agreement, and may terminate this Agreement without penalty upon written notice to Supplier, in the event Supplier fails to comply with its obligations under this Section, or if any change in ownership or control of Supplier occurs which is reasonably determined by EDS to present a risk of non-compliance by Supplier with applicable laws.

31	ESCROW

31.1
Supplier shall add EDS as a third party beneficiary to its escrow arrangement. Where Supplier has no escrow arrangement, Supplier shall enter into an escrow arrangement with an escrow agent. In the event that the:

a.
Supplier ceases to make available support and maintenance Services for the Licensed Software during a period in which EDS is entitled to receive or to purchase, or is receiving or purchasing, such support and maintenance Services and Supplier has not promptly cured such failure despite EDS’s demand that Supplier make available or perform such support and maintenance Services; or

b.
the Supplier files or is the subject of a petition of bankruptcy, makes a general assignment for the benefit of creditors, appoints or has appointed a general receiver or trustee in bankruptcy for Supplier’s business or property, provided that any such events shall not apply if within ten (10) days thereafter Supplier or its receiver or trustee provides assurances to EDS, in writing, of Supplier’s continuing ability to fulfill all material obligations under this Agreement; or

c.	Supplier ceases business operations generally and stops providing support and maintenance Services to EDS; or

d.
Supplier has transferred all or substantially all of its assets or obligations set forth in this Agreement to a third party and such third party has not assumed all the obligations of Supplier set forth in this Agreement under substantially similar terms; then

-11

e.	If any of the events detailed in 31.1.a) to 31.1.d) occur EDS shall be entitled to receive a copy of the most current version of the source code for the affected Licensed Software.

31.2
Each Licence granted under the Agreement includes the right to use the source code version of the Licensed Software received under this Escrow clause as necessary to modify, maintain and update the Licensed Software in accordance with the terms and conditions of this Agreement.

32.	ENTIRE AGREEMENT.

32.1
This Agreement constitutes the entire understanding between the parties relating to the subject matter and there are no oral or written representations, understandings or agreements relating to this Agreement which are not fully expressed in the Agreement.

32.2
Each party unconditionally waives any rights it may have to claim damages or to seek to rescind this Agreement on the basis of any statement made by the other (whether made carelessly or not) unless such statement was made fraudulently.

32.3	This Agreement shall not be amended except by a written agreement signed by both parties.

32.4
All documents and schedules referenced in this Agreement or attached to this Agreement, and each Purchase Order are an integral part of this Agreement. In the event of any conflict between the terms and conditions of this Agreement and any such documents or schedules, the terms of this Agreement shall be controlling unless otherwise stated or agreed. In the event of a conflict between the terms and conditions of this Agreement and a Purchase Order, the Purchase Order shall be controlling with respect to those transactions covered by that Purchase Order. Any other terms or conditions included in any shrink-wrap Licence agreements, quotes, invoices, acknowledgments, bills of lading, or other forms utilised or exchanged by the parties shall not be incorporated in this Agreement or be binding upon the parties unless the parties expressly agree in writing or unless otherwise provided for in this Agreement.

IN WITNESS of which this Agreement has been duly executed by the parties.

Signed for and on behalf of	Signed for and on behalf of
ELECTRONIC DATA SYSTEMS LIMITED	Codestream Software Limited

Signed: /s/	Signed: /s/

Printed Name:________________________________	Printed Name:________________________________

Title:_______________________________________	Title:_______________________________________

Date:_______________________________________	Date: _______________________________________

-12